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                                 EXHIBIT (a)(17)


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FOR IMMEDIATE RELEASE

July 10, 1997

UNITED FOODS, INC.

TEN PICTSWEET DRIVE

BELLS, TENNESSEE  38006-0019

TELEPHONE (901) 422-7600

CONTACT:  Daniel B. Tankersley


             UNITED FOODS, INC. ANNOUNCES CONCLUSION OF TENDER OFFER


         United Foods, Inc. (Amex: UFDA and UFDB) today announced that it accepted for purchase 2,500,000 shares of its Class A Common Stock and 1,500,000 shares of its Class B Common Stock, respectively, pursuant to a tender offer that commenced May 20, 1997, as amended by a Supplement dated June 18, 1997. The shares were purchased at the tender offer price of $2.50 per share, for a total consideration of $10,000,000. Tendering shareholders can expect to receive the consideration for their shares shortly. Other than odd lot shares, tendered shares were accepted on a prorated basis. Shares of Class A Common Stock were subject to a proration factor of 94.63765% and shares of Class B Common Stock were subject to a proration factor of 87.13002%. After giving effect to the purchase of the shares, the Company has outstanding 2,616,075 shares of Class A Common Stock and 4,193,854 shares of Class B Common Stock.

         The information agent for the tender offer is D.F. King & Co., Inc.